Contacts: **Leiv Lea**
              Pharmacyclics, Inc.
              (408) 774-0330
              Carolyn Bumgardner Wang
              WeissComm Partners
              (415) 362-5018

PHARMACYCLICS COMPLETES PATIENT ENROLLMENT IN PIVOTAL PHASE 3 SMART TRIAL OF XCYTRIN FOR LUNG CANCER BRAIN METASTASES
--Analyst/Investor Briefing on April 6 Will Review Development Plan for Xcytrin --

Sunnyvale, Calif. -- March 14, 2005 -- Pharmacyclics, Inc. (Nasdaq: PCYC) announced today that patient enrollment has been completed in its pivotal Phase 3 clinical trial of Xcytrin® (motexafin gadolinium) Injection for the potential treatment of lung cancer patients with brain metastases (i.e., lung cancer that has spread to the brain from another part of the body).

This randomized controlled study, known as the SMART (**S**tudy of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial, has enrolled 550 patients at 94 leading medical centers in the United States, Canada, Europe and Australia. The trial is designed to compare the safety and efficacy of whole brain radiation therapy (WBRT) alone to WBRT plus Xcytrin. The primary efficacy endpoint is time to neurologic progression as determined by a blinded events-review committee. Survival is also being assessed as a secondary endpoint of the trial.

"Brain metastases is a common complication of lung cancer and a cause of serious neurologic impairment," said Markus Renschler, M.D., vice president of oncology clinical development of Pharmacyclics. "We thank the many physicians, health care workers and patients who participated in this trial. As specified in the protocol, we will continue to follow patients enrolled in the trial for an additional six months and we expect to obtain efficacy results from the trial by the end of the calendar year."

The SMART trial was designed by Pharmacyclics, together with leading experts in medical and radiation oncology. The U.S. Food and Drug Administration (FDA) completed a Special Protocol Assessment (SPA) for the SMART trial in January 2003. The trial is intended to demonstrate that Xcytrin, when added to WBRT, delays the time to neurologic progression in patients with brain metastases from lung cancer. Despite the standard use of WBRT, most patients with brain metastases eventually develop serious neurologic impairments, such as paralysis, seizures, blindness, speech difficulty, cognitive decline including loss of memory or decision making ability, and ultimately loss of consciousness. The SMART trial evaluates neurologic function of patients using standardized, objective and blinded procedures that measure clinical benefit.

Lung cancer is the most common cause of brain metastases. Spread of lung cancer to the brain occurs early in the course of disease and is often diagnosed concurrently with the primary tumor. The results of recent studies have shown that brain metastases from lung cancer behave differently than other tumor types and are more amenable to treatment.

"Completion of enrollment in the SMART trial is a major milestone," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "With enrollment in the SMART trial completed, we will expand clinical development activities with Xcytrin in lung and other types of cancer."

Analyst Briefing

Pharmacyclics will host an investor and analyst briefing on Wednesday, April 6. Leading clinicians, academic experts and Pharmacyclics' management will review the company's clinical development of Xcytrin Injection for the treatment of brain metastases and other

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cancers. Speakers will discuss the clinical issues and current treatments for brain metastases, as well as the Phase 3 SMART trial for brain metastases from lung cancer, scope of the commercial opportunity and status of ongoing trials with Xcytrin in various other cancers. The company also will present its plans for development of its cardiovascular product candidate.

To access the live audio broadcast or the subsequent archived recording log on to http://www.pharmacyclics.com. The archived version of the webcast will be available online for one month.

About Lung Cancer and Brain Metastases
According to the National Cancer Institute, over 170,000 patients will be diagnosed with lung cancer this year in the United States. Brain metastases are estimated to occur in up to 50% of lung cancer patients.

Brain metastases occur when cancer cells spread to the brain and grow, causing major neurologic complications and, in most cases, death. Patients with brain metastases usually suffer serious deterioration of neurologic and neurocognitive function such as loss of short-term memory, compromised verbal skills and fine motor coordination, and reduction in cognitive performance. Most patients with brain metastases have multiple lesions and are not candidates for surgical resection or radiosurgery. The goal of whole brain radiation therapy is to reverse or prevent neurological deterioration and prevent death due to tumor progression in the brain.

About Xcytrin
Pharmacyclics is developing Xcytrin as an anti-cancer agent with a novel mechanism of action that is designed to selectively concentrate in tumors and induce apoptosis (programmed cell death). Pharmacyclics has been granted Fast-Track status by the U.S.

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Food and Drug Administration (FDA) for Xcytrin for the treatment of brain metastases in non-small cell lung cancer (NSCLC) patients. Xcytrin also is currently under investigation in several Phase 1 and Phase 2 clinical trials in various cancers evaluating its use as a single agent and in combination with chemotherapy and/or radiation therapy.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and atherosclerosis. The company's products are rationally designed, ring-shaped small molecules called texaphyrins that are designed to selectively target and disrupt the bioenergetic processes of diseased cells, such as cancer and atherosclerotic plaque. More information about the company, its technology, and products in development can be found on its website at www.pcyc.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about enrollment plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, including results from our SMART trial, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "believe," "will," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with the initiation, timing, design, enrollment and cost of clinical trials; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to collect complete and audited data from clinical sites participating in our SMART trial; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its quarterly report on Form 10-Q for the quarter ended December 31, 2004. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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